Exhibit 4.21

Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [***] indicates that information has been omitted.

As of August 1st, 2020

CONVERSION LABS, INC.

CONFIDENTIAL EMPLOYMENT OFFER

Set forth below is an outline of the management compensation terms by which the undersigned parties agree to abide by when entering into an Employment Agreement with Stephanie Sumell prior to August 17th, 2020.

Name:	Stephanie Sumell (the “Executive”)

Start:	August 17th, 2020

Position:	Senior/Lead Copywriter

Base Salary:	$[***] from Conversion Labs Inc.

Equity Compensation:	Up to 150,000 stock options.

With a cashless exercise:
● 50k @ $.50 vested 1 year
● 50k @ $1.00 vested 2 years
● 50k @ $1.50 vested 3 years

Bonus plan:	An additional cash-based performance bonus plan after 6 months, up to [***]k/year.

Details:	14 days PTO.

Employee Benefits:	Participation in the employee benefit plans made available after 45-day probation period: Dental, Health, Vision, Life.

Confidentiality:	During the Executive’s employment with the Company and its subsidiaries and thereafter, the Executive will not divulge, transmit or otherwise disclose (except as legally compelled by court order), directly or indirectly, any confidential knowledge or information with respect to the operations, finances, organization or employees of the Company or its affiliates or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company and its affiliates, and the Executive will not use, directly or indirectly, any confidential information of the Company and its affiliates for the benefit of anyone other than the Company or its affiliates. All files, records, correspondence, memoranda, notes or other documents (including, without limitation, those in computer-readable form) or property relating or belonging to the Company and its affiliates, whether prepared by the Executive or otherwise coming into his possession in the course of the performance of his services, shall be the exclusive property of the Company and shall be delivered to the Company and not retained by the Executive (including, without limitations, any copies thereof) upon termination of employment for any reason whatsoever.

As of August 1st, 2020

Non-Competition:	While employed by the Company and its subsidiaries and for a period of 18 months thereafter (the “Restricted Period”), the Executive shall not, within any jurisdiction or marketing area in which the Company or any of its affiliates is doing business, directly or indirectly, own, manage, operate, control, consult with, be employed by, participate in the ownership, management, operation or control of, or otherwise render services to or engage in, any business engaged in or competitive with the businesses conducted by the Company and its affiliates. During the Restricted Period, the Executive shall not solicit for business or accept the business of, any person or entity who is, or was at any time within the previous twelve months, a customer of the business conducted by the Company (or potential customer with whom the Company had initiated contact) or its affiliates.

Governing Law:	This term sheet shall be governed by the laws of New York, without regard to principles of conflict of laws.

Binding Effect:	This Term Sheet is binding when agreed to by both parties and shall be used as the basis for a definitive employment agreement with Executive.

EXECUTED and AGREED.

Conversion Labs, Inc (“Conversion Labs”)		Stephanie Sumell (“Executive”)

By:	/s/ Stefan Galluppi	By:	/s/ Stephanie Sumell
Stefan Galluppi
Title:	CTOO

Date signed:	8/1/20	Date signed:	8/1/20